UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 23, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2008, prepared as per US GAAP

USD in lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2008 (Unaudited)	2007 (Unaudited)	2008 (Unaudited)	2007 (Unaudited)	2007 (Audited)

Revenues	1,835	1,695	5,425	4,888	6,629
Cost of revenues	1,220	1,171	3,750	3,291	4,501
Gross profit	615	524	1,675	1,597	2,128
Selling, general and administrative expenses	351	309	1,000	867	1,175
Foreign exchange (gain) / loss, net	(12)	(75)	57	(187)	(234)
Operating income	276	290	618	917	1,187
Interest and dividend income	34	35	96	94	126
Interest expense	(6)	(10)	(13)	(26)	(36)
Interest expense reversal	74	—	65	—	—
Gain/(loss) on sale of investments, net	(1)	9	95	59	64
Other income, net	13	2	21	15	17
Income before income taxes	390	326	882	1,059	1,358
Income taxes	(41)	50	28	172	218
Net Income	431	276	854	887	1,140
Earning per share
- Basic	$0.32	$0.20	$0.62	$0.64	$0.82
- Diluted	$0.32	$0.20	$0.62	$0.63	$0.82

Weighted average number of common shares used in computing earnings per share

- Basic	135,925,454	138,704,702	137,997,950	138,565,775	138,660,785
- Diluted	135,925,454	139,958,237	138,166,712	139,783,336	139,569,933
Total assets	7,663	8,327	7,663	8,327	8,488
Cash and cash equivalents	387	448	387	448	326
Investments	2,427	2,814	2,427	2,814	3,012

Notes:

1  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with the accounting principles generally accepted in the United States (‘US GAAP’).  All inter-company transactions have been eliminated on consolidation.

2  The subsidiaries considered in the consolidated financial statements as at 30 September 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda and Patni Computer Systems (Czech) s.r.o.

3  During the three months ended 30 September 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment for these years, the Company reversed the excess tax exposure reserves and the related interest and penalty accruals and re-measured the established tax positions for latter years based on the experience gained from the tax examination, and, accordingly, the following amounts have been included in the income statement for the three months ended 30 September 2008:

Decrease of accrual for payroll taxes (1)	$(28)
Decrease in interest expense (2)	(75)
Increase in Interest expense	3
Decrease in other expense (3)	(11)
Decrease in income taxes - current	(123)
Increase in income taxes - deferred	47
$(187)

(1) Included under cost of revenues

(2) Included under Interest expense reversed

(3) Included under other income/expense

4  In February 2008, the Board of Directors of the Company approved a proposal to buy back fully paid equity shares to the extent of upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions  of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made on 2 April 2008. The Company commenced buy back of shares on 10 July 2008. Such shares are extinguished as per the requirements of Section 77A of the Companies Act, 1956.

During the three months ended 30 September 2008, the Company bought back total 8,763,406 equity shares on Bombay Stock Exchange and National Stock Exchange for a total aggregate consideration of Rs. 19,750 ($433) being 83.33% of the amount authorised for buy back. Consequently, the Company extinguished 8,763,406 equity shares so bought back by executing debit corporate action on National Securities Depository Limited (“NSDL”).

Retained earnings include profits aggregating Rs. 175 ($4) set aside as Capital Redemption Reserve under the Indian Companies Act, 1956 which can be utilised only for the purpose of issuing fully paid bonus shares of the Company to its shareholders.

5  Mr.Louis Theodoor van den Boog (Mr.van den Boog) was appointed as an Executive Director of the Company with effect from  29 April 2008. The appointment was subject to the approval of our shareholders at the Annual General Meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions.The Shareholders approval has been received at the Annual General Meeting held on 26 June 2008. Subsequently, the Company has applied to the Central Government on 16 July 2008 for necessary approvals in this regard. Mr. van den Boog will be an Executive Director of the Company until 31 March 2013 unless extended by the Board with the consent of Mr. van den Boog. The Company has not yet received approval from the Central Government.

6  Previous period figures have been appropriately reclassified to conform to the current period’s presentation.

7  The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 23 October 2008.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2008	2007	2008	2007	2007
Exchange Rate (Rs.)	46.45	39.75	46.45	39.75	39.41
Revenues	85,225	67,357	251,980	194,296	261,254
Cost of revenues	56,655	46,537	174,185	130,803	177,378
Gross profit	28,570	20,820	77,795	63,493	83,876
Selling, general and administrative expenses	16,276	12,269	46,440	34,467	46,284
Foreign exchange (gain) / loss, net	(545)	(2,963)	2,670	(7,416)	(9,203)
Operating income	12,839	11,514	28,685	36,442	46,795
Interest and dividend income	1,573	1,389	4,457	3,743	4,942
Interest expense	(276)	(391)	(596)	(1,044)	(1,416)
Interest expense reversal	3,454	—	3,018	—	—
Gain/(Loss) on sale of investments, net	(47)	382	4,390	2,359	2,510
Other income, net	575	63	991	600	672
Income before income taxes	18,118	12,957	40,945	42,100	53,503
Income taxes	(1,901)	1,980	1,295	6,854	8,585
Net Income	20,019	10,977	39,650	35,246	44,918
Earning per share
- Basic	14.73	7.91	28.73	25.44	32.39
- Diluted	14.73	7.84	28.70	25.22	32.18
Total assets	355,946	331,009	355,946	331,009	334,494
Cash and cash equivalents	17,993	17,813	17,993	17,813	12,858
Investments	112,730	111,868	112,730	111,868	118,684

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
23 October 2008	Chairman and Chief Executive Officer

FPJ

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2008, as per Indian GAAP.

Rs. in lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2008	2007	2008	2007	2007
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	79,961	67,474	226,027	201,314	269,115
Other operating income	780	1,926	960	1,559	10,106
	80,741	69,400	226,987	202,873	279,221

Expenditure
Personnel costs (See Note 7)	46,265	40,173	131,880	115,956	153,896
Selling, general and administration costs	18,570	15,610	57,121	38,370	62,354
Depreciation (net of transfer from revaluation reserves)	2,892	2,420	8,470	7,194	9,847
	67,727	58,203	197,471	161,520	226,097

Profit from Operations before Other Income,Interest and Exceptional Items	13,014	11,197	29,516	41,353	53,124
Other income (See Note 7)	4,539	1,505	10,115	5,616	6,795
Profit Before Interest and Exceptional Items	17,553	12,702	39,631	46,969	59,919

Interest	268	399	549	1,091	1,472
Profit After Interest for the period/year	17,285	12,303	39,082	45,878	58,447

Provision for taxation	280	3,000	3,603	9,309	12,426
MAT credit entitlement	(1,160)	(738)	(2,819)	(1,881)	(2,784)
Provision for taxation - Fringe benefits	142	105	351	326	442
Net profit for the period/year	18,023	9,936	37,947	38,124	48,363

Paid up equity share capital (Face value per equity share of Rs 2 each)	2,606	2,776	2,606	2,776	2,780

Reserves excluding revaluation reserves					270,803

Earnings per equity share of Rs.2 each
- Basic	13.26	7.16	27.50	27.51	34.88
- Diluted	13.24	7.09	27.45	27.22	34.54
Dividend per share (Face value per equity share of Rs 2 each)	—	—	—	—	3

Notes:

1                The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financial statements are prepared using uniform accounting policies across the Group.

2                Investor complaints for the quarter ended 30 September 2008:

Pending as on 1 July 2008	Received during the quarter	Disposed off during the quarter	Unresolved at the end of the quarter
—	29	29	—

3                Statement of Utilisation of ADS Funds as of 30 September 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			14,723
2 Utilised for Capital expenditure for office facilities			37,768
3 Exchange loss			1,208
Total			53,699

4                Total Public Shareholding*

	As of 30 September		As of 31 December
	2008	2007	2007
- Number of Shares	33,819,321	44,053,297	44,797,263
- Percentage of Shareholding	25.96%	31.74%	32.23%

*          Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

5                The subsidiaries considered in the consolidated financial statements as at 30 September 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda, and Patni Computer Systems (Czech) s.r.o.

6                Paid up equity share capital does not include Rs NIL (2007 : Rs 18) which represents share application money received from employees on exercise of stock options, pending allotment of shares.

7                During the three months ended 30 September 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment for these years, the Company reversed the excess tax exposure reserves and the related interest and penalty accruals and re-measured the established tax positions for later years based on the experience gained from the tax examination, and, accordingly, the following amounts have been included in the income statement for the three months ended 30 September 2008:

Three months ended 30 September 2008
Decrease of accrual for Payroll taxes (1)	(1,079)
Reversal in interest expense (2)	(2,930)
Increase in interest expenses	123
Decrease of other expense	(428)
Decrease of income taxes -current	(4,448)
Increase in income taxes -deferred	1,869
Total	(6,893)

(1) Included in “Personnel costs”

(2) Included in “Other income”

8                Pursuant to the ICAI Announcement “Accounting for Derivatives” the Company has adopted Accounting Standard 30 “Financial Instruments : Recognition and Measurement”, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs 191 has been adjusted to the shareholders’ funds as on 1 January 2008.

9                In February 2008, the Board of Directors of the Company approved a proposal to buy back fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (‘Buy Back Regulations’), for which necessary public announcements were made in April 2008. The Company commenced buy back of shares on July 10, 2008. Such shares are extinguished as per the requirements of Section 77A of the Companies Act, 1956. During the three months ended 30 September 2008, the Company bought back and extinguished total 8,763,406 equity shares on Bombay Stock Exchange and National Stock Exchange for a total aggregate consideration of Rs. 19,750 being 83.33% of the amount authorised for buy back. Retained earnings include profits aggregating Rs.175 set aside as Capital Redemption Reserve under the Indian Companies Act, 1956, which can be utilised only for the purpose of issuing fully paid bonus shares of the Company to its shareholders.

10          Mr. Louis Theodoor van den Boog was appointed as an Executive Director with effect from 29 April 2008, subject to approval from shareholders and from statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions.The Shareholders approval was received at the Annual General Meeting held on 26 June 2008. Subsequently, the Company applied to the Central Government on 16 July 2008 for necessary approvals in this regard. Mr. Louis Theodoor van den Boog will be an Executive Director of the Company until 31 March 2013 unless extended by the Board with the consent of Mr. Louis Theodoor van den Boog. The Company has not yet received approval from the Central Government.

11          Segment Information:

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total
For the three months ended 30 September 2008
Sales and service income	10,059	20,256	20,281	9,945	12,216	7,204	79,961
For the nine months ended 30 September 2008
Sales and service income	29,006	54,512	55,699	30,194	35,630	20,986	226,027
Balances as at 30 September 2008
Sundry debtors	6,224	14,964	15,494	12,756	9,484	5,422	64,344
Cost and estimated earnings in excess of billings	1,889	1,411	4,204	5,611	2,121	2,906	18,142
Billings in excess of cost and estimated earnings	(712)	(115)	(732)	(96)	(735)	(189)	(2,579)
Advance from customers	(230)	(35)	(116)	—	(61)	(32)	(474)

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total
For the three months ended 30 September 2007
Sales and service income	9,729	15,612	17,342	8,005	11,130	5,656	67,474
For the nine months ended 30 September 2007
Sales and service income	28,964	48,001	46,869	27,236	33,756	16,488	201,314
Balances as at 31 December 2007
Sundry debtors	6,807	10,729	13,833	7,766	8,483	5,547	53,165
Cost and estimated earnings in excess of billings	1,436	752	3,643	3,131	2,451	1,363	12,776
Billings in excess of cost and estimated earnings	-127	-133	-563	-165	-305	-108	(1,401)
Advance from customers	-75	-158	-53	-32	-114	-56	(488)

12          The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

13          Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentation.

14          The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 23 October 2008.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
23 October 2008	Chairman and Chief Executive Officer

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 30 September		Nine months ended 30 September		Year ended 31 December
	2008	2007	2008	2007	2007
Consolidated net income as per Indian GAAP	18,023	9,936	37,947	38,124	48,363
Income taxes	455	234	(699)	216	656
Foreign currency differences	80	1,614	110	117	1,142
Employee retirement benefits	(89)	142	(501)	378	(774)
ESOP related Compensation Cost	(427)	(519)	(1,273)	(1,421)	(1,924)

Business acquisition	(176)	(202)	(503)	(405)	(459)
Others	(35)	(13)	7	163	104
Total	(192)	1,256	(2,859)	(952)	(1,255)
Consolidated net income as per US GAAP	17,831	11,192	35,088	37,172	47,108

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

Financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2008, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2008	2007	2008	2007	2007
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	41,464	30,899	110,681	85,576	117,230
Other operating income / (loss)	423	1,776	(2,487)	8,809	9,911
	41,887	32,675	108,194	94,385	127,141
Expenditure
Personnel costs	19,385	15,609	53,962	40,820	56,020
Selling, general and administration costs	7,818	6,546	22,803	19,245	26,004
Depreciation (net of transfer from revaluation reserves)	2,218	2,057	6,530	6,091	8,048
	29,421	24,212	83,295	66,156	90,072

Profit from operations before Other Income, Interest and Prior period items	12,466	8,463	24,899	28,229	37,069
Other income (See Note 5)	2,607	1,505	8,317	5,616	6,756
Profit before interest and prior period items	15,073	9,968	33,216	33,845	43,825
Interest	327	192	483	500	689
Profit After Interest but before prior period items	14,746	9,776	32,733	33,345	43,136
Prior period items	—	—	—	—	(433)
Profit from Ordinary Activities before tax	14,746	9,776	32,733	33,345	43,569
Provision for taxation	341	1,925	2,837	4,754	7,069
MAT Credit entitlement	(1,025)	(743)	(2,486)	(1,851)	(2,653)
Provision for taxation-Fringe benefits	135	101	333	280	401
Profit after taxation	15,295	8,493	32,049	30,162	38,752

Paid up equity share capital (Face value per equity share of Rs 2 each)	2,606	2,776	2,606	2,776	2,780
Reserves excluding revaluation reserves					253,007

Earnings per equity share of Rs 2 each
- Basic	11.25	6.12	23.22	21.77	27.95
- Diluted	11.24	6.06	23.19	21.53	27.67
Dividend per share (Face value per equity share of Rs 2 each)	—	—	—	—	3

Notes :

1                Investor complaints for the quarter ended 30 September 2008:

Pending as on 1 July 2008	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	29	29	—

2                 Statement of Utilisation of ADS Funds as of 30 September 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			14,723
2 Utilised for Capital expenditure for office facilities			37,768
3 Exchange loss			1,208
Net proceeds			53,699

Financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2008, as per Indian GAAP (Standalone)

3                Total Public Shareholding*

	As of 30 September		As of 31 December
	2008	2007	2007
- Number of Shares	33,819,321	44,053,297	44,797,263
- Percentage of Shareholding	25.96%	31.74%	32.23%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders.)

4                Paid up equity share capital does not include NIL (2007 : Rs 18) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

5                During the three months ended 30 September 2008, the US Internal Revenue Service (‘IRS’) completed its assessment of tax returns for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment for these years, the Company reversed the excess tax exposure reserves and the related interest accruals with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the three months ended 30 September 2008:

Three months ended 30 September 2008
Reversal of interest expense (i)	(1,314)
Increase in interest expense	182
Reduction of income taxes -current	(3,101)
Increase in income taxes -deferred	757
Total	(3,476)

(i) Included in ‘Other Income’

6                Pursuant to the ICAI Announcement “Accounting for Derivatives” the Company has adopted Accounting Standard 30 “Financial Instruments : Recognition and Measurement”, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs 191 has been adjusted to the shareholders’ funds as on 1 January 2008.

7                In February 2008, the Board of Directors of the Company approved a proposal to buy back fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (‘Buy Back Regulations’), for which necessary public announcements were made in April 2008. The Company commenced buy back of shares on 10 July 2008. Such shares are extinguished as per the requirement of Section 77A of the Companies Act, 1956.

During the three months ended 30 September 2008, the Company bought back and extinguished total 8,763,406 equity shares on Bombay Stock Exchange and National Stock Exchange for a total aggregate consideration of Rs. 19,750 being 83.33% of the amount authorised for buy back.

Retained earnings include profits aggregating Rs.175 as Capital Redemption Reserve under the Indian Companies Act, 1956, which can be utilised only for the purpose of issuing fully paid bonus shares of the Company to its shareholders.

8                Mr. Louis Theodoor van den Boog was appointed as an Executive Director with effect from 29 April 2008, subject to approval from shareholders at the annual general meeting and from statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions.The shareholders approval was received at the Annual General Meeting held on 26 June 2008. Subsequently, the Company applied to the Central Government on 16 July 2008 for necessary approvals in this regard. Mr. Louis Theodoor van den Boog will be an Executive Director of the Company until 31 March 2013 unless extended by the Board with the consent of Mr. Louis Theodoor van den Boog. The Company has not yet received approval from the Central Government.

9                Previous period figures have been appropriately reclassified to conform to the current period’s presentation.

10          The above summary of financial results were taken on record by the Board of Directors at its adjourned meeting held on 23 October 2008.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
23 October 2008	Chairman and Chief Executive Officer

Press Release

Patni Q3 Revenues at $183.5 million, in line with guidance

Mumbai, India, October 23, 2008:  Patni Computer Systems Limited (Patni) today announced its financial results for the third quarter ended September 30,2008.

Important Note: Based on prior year’s tax reviews by IRS, which were concluded during the quarter, certain provisions have been reversed resulting in one time increase in gross profit of US$ 2.8 million, other income of US$ 8.3 million and decrease in tax expense of US$ 7.7 million. Consequently, profit after tax has increased by US$ 18.7 million. Variation in Patni’s Q3 2008 financial performance as a result of such reversals have been referred to as “Extra Ordinary Items” in this press release.

Performance Highlights for the quarter ended September 30, 2008

•                                          Revenues for the quarter at US$ 183.5 million (Rs. 8,522.5 million)

•        Up 8.3% YoY from US$ 169.5 million (Rs. 6,735.7 million)

•        Up 0.5% sequentially from US$ 182.6 million (Rs. 7,837.1 million)

•        Contribution from top customer marginally changed at 10.5% for the quarter as compared to 10.4% during previous quarter

•                                          Operating Income for the quarter at US$ 27.6 million (Rs. 1,283.9 million)

•        Down 4.6% YoY from US$ 29.0 million (Rs. 1,151.4 million)

•        Up 64.6% sequentially from US$ 16.8 million (Rs. 720.7 million)

•        Operating Income adjusted for Extra Ordinary items is at US$ 24.9 million for the quarter, sequential increase by 48.1% and is lower by 14.1% on YoY basis.

•                                          Net Income for the quarter at US$ 43.1 million (Rs. 2,001.9 million)

•        Up 56.0% YoY from US$ 27.6 million (Rs. 1,097.8 million)

•        Up 78.4% sequentially from US$ 24.2 million (Rs. 1,037.2 million)

•        Net Income adjusted for Extra Ordinary items is at US$ 24.4 million for the quarter, sequential increase by 1.0% and is lower by 11.6% on YoY basis.

•                                          EPS for the quarter at US$ 0.32 per share (US$ 0.63 per ADS). EPS adjusted for one time Extra Ordinary items is at US$ 0.18 per share ( US $ 0.36 per ADS)

•                                          Share Buy back Programme completed

www.patni.com

•              Future Outlook:

•              Q4 CY2008 Revenues are expected to be at US$ 176 to US$ 177 million and Net Income (Excluding the Foreign Exchange Gain/Loss) is expected to be in the range of US$ 22.0 to US$ 22.5 million

•      This guidance is based on Constant Rupee -USD rate of Rs 47 and constant GBP -USD rate of 1.85 , EURO-USD rate of 1.35

•      Mark to Market Forex loss during Q4 2008 is expected to be in the range of $10m based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

Management Comments

Commenting on the quarter, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “We are witnessing  a deep global meltdown in the markets and this will impact our business in the short term. We expect the environment to remain uncertain and volatile and with low visibility. However we remain bullish on mid term prospects of our business and continue to invest to enhance our position in the market place across all dimensions of our business.”

Mr. Loek van den Boog, Executive Director, said, “The Current financial crisis will have indirect impact on our industry. In short run we expect to see volatility. However we are very confident that as the environment settles the overall demand for global outsourcing will increase. We are working very closely with our customers in this tough times and remain positive of our mid-to-long term prospects.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer said “The currency benefit due to sharp depreciation of the Rupee was seen at operating level as the Dollar appreciated against all major currencies. We are managing our business tightly on operating parameters. Our cash position is healthy and we continue to remain acquisitive to expand our services portfolio and geographical presence. We continue to remain focused on managing the business tightly and efficiently.”

Corporate Developments

•      BPO Infrastructure expansion

Patni recently launched its first Green IT-BPO knowledge centre in Noida. The facility is spread over 5 acres and has a seating capacity of over 3500. Christened as Patni Knowledge Centre, the facility was recently awarded the prestigious LEED Platinum (Leadership in Energy and Environmental Design) rating recognizing the company’s commitment to superior standards of quality, and efficient utilization and conservation of energy, water and natural resources. This makes the Patni Knowledge Centre the second largest Platinum rated building in the world, and the largest Platinum rated building outside the United States. This complements the organization’s green initiatives towards environment conservation.

•      Share Buy back Programme completed

During the quarter ended September 30, 2008, the Company bought back total 8.96 million equity shares on Indian stock exchanges for a total aggregate consideration of Rs 2012.5 million ( US $ 43.3 million) being 84.86% of the total buy back size .The total buyback has since been completed as of date and the company has purchased total of ~11 million shares for at avg prices of Rs 216.3 per share with total aggregate consideration of Rs 2370 million ( ~ $ 51 million)

(Figures in Million US$ except EPS and Share Data)

UNAUDITED CONSOLIDATED STATEMENT OF INCOME
For the quarter / period ended

Particulars	Sep 30 2008	Sep 30 2007	YoY Change %	Jun 30 2008	QoQ Change %	2007	Extra ordinary items Q308**		NON GAAP Q3 2008 (Excluding Extra Ordinary Items)	% to Rev	YoY Change %
Revenue	183.5	169.5	8.3%	182.6	0.5%	662.9	0.0		183.5
Cost of revenues	117.6	112.5	4.6%	122.7	-4.1%	432.3	-2.8	(1)	120.4	65.6%	7.1%
Depreciation	4.3	4.6	-5.8%	4.5	-3.0%	17.8	0.0		4.3	2.4%	-5.8%
Gross Profit	61.5	52.4	17.4%	55.4	11.1%	212.8	2.8		58.7	32.0%	12.1%
Sales and marketing expenses	13.2	11.0	19.9%	13.8	-4.7%	45.8	0.0		13.2	7.2%	19.9%
General and administrative expenses	21.2	20.1	5.7%	19.8	6.9%	70.4	0.0		21.2	11.6%	5.7%
Provision for doubtful debts and advances	0.6	(0.2)	-418.1%	0.2	175.1%	1.2	0.0		0.6	0.3%	-418.1%
Foreign exchange (gain) / loss, net	(1.2)	(7.5)	-84.3%	4.7	-125.0%	(23.4)	0.0		(1.2)	-0.6%	-84.3%
Operating income	27.6	29.0	-4.6%	16.8	64.6%	118.7	2.8	(2)	24.9	13.6%	-14.1%
Other income / (expense), net	11.4	3.6	212.9%	11.3	0.3%	17.0	8.3	(3)	3.1	1.7%	-14.7%
Income before income taxes	39.0	32.6	19.6%	28.1	38.7%	135.8	11.0	(4)	28.0	15.2%	-14.2%
lncome taxes	(4.1)	5.0	-182.2%	4.0	-203.5%	21.8	-7.7	(5)	3.6	1.9%	-28.5%
Net income/(loss)	43.1	27.6	56.0%	24.2	78.4%	114.0	18.7	(6)	24.4	13.3%	-11.6%
Earning per share
- Basic	$0.32	$0.20	59.2%	$0.17	82.5%	$0.82	0.0		$0.18
- Diluted	$0.32	$0.20	60.7%	$0.17	82.8%	$0.82	0.0		$0.18
Weighted average number of common shares used in computing earnings per share
- Basic	135,925,454	138,704,702		139,061,109		138,660,785			135,925,454
- Diluted	135,925,454	139,958,237		139,295,007		139,569,933			135,925,454

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in Q3 2008 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years
(2) - Impact of 1
(3) - Due to write back of provision for interest/ penalties of earlier years
(4) - Impact of 2 and 3
(5) - Due to write back of provision for income tax of earlier years
(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were marginally ahead of guidance at US$ 183.5 million (Rs.8,522.5 million), representing a sequential increase of 0.5% after (-)1% change due to currency impacts. YoY revenues up 8.3% increase on YoY basis in US dollar terms.

Gross Margin

Gross Margins were at 33.5% or US$ 61.5 million (Rs.2,857.0 million) against 30.3% or US$ 55.4 million (Rs.2,377.5 million) in the previous quarter. Gross Profit adjusted for Extra Ordinary Items is at US$ 58.7 million at 32.0% during the quarter. Improvement in Gross Margin is on account of Rupee & other currencies depreciation by 1% and 0.5% on account of other operating efficiencies.

Depreciation and amortization expenses in CGS were US$ 4.9 million against US$ 5.0 million in Q2 2008 and US$ 4.6 million in Q3 2007.

Selling General and Administrative Expenses (SGA Expenses)

•      Sales and marketing expenses during the quarter were at US$ 13.2 million (Rs. 612.0 million) at 7.2% as compared to US$ 13.8 million (Rs. 593.2 million) at 7.6% in the previous quarter. G&A expenses during the quarter were at US$ 21.2 million (Rs.985.9 million) at 11.6% as compared to US$ 19.8 million (Rs.852.0 million) at 10.9% in the previous quarter. Normalized for one time expense it is in line with previous quarter at 10.9%.

•      Overall Depreciation and Amortization expenses in SGA remained unchanged as compared to previous quarter and were US$ 2.1 million for the quarter.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange gain for the quarter US$ 1.2 million (Rs. 54.5 million) as compared to foreign exchange loss of US$ 4.7 million (Rs.201.6 million) in the previous quarter. The change was largely due to sharp decline in forward premia’s during the quarter.

The quarter end rate for debtor’s revaluation was Rs.46.95.Outstanding contracts at the end of Q308 were about US$ 443.24 million contracted in the range of Rs.39.3 to Rs.47.

Other Income

For Q3 CY2008, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 6.2% or US$ 11.4 million (Rs.527.9 million Other Income adjusted for Extra ordinary items at US$ 3.1 million at 1.7% during the quarter lower than $11.3 million during previous quarter due to cyclical change on account of Fixed maturity investments.

Profit before Tax

PBT was up 38.7% sequentially at US$ 39.0 million (Rs. 1,811.8 million) against US$ 28.1 million (Rs. 1,206.9 million) in the previous quarter. PBT adjusted for Extra Ordinary items at US$ 28.0 million, representing sequential decrease of 0.5%

Income Taxes

Income tax for the quarter was at US$ (-) 4.1 million (Rs. 190.1 million). Income Tax after adjustment of Extra Ordinary items is at US $ 3.6 million at an effective tax rate of 13%.

Net Income

Net income for the quarter at 23.5% was US$ 43.1 million (Rs.2,001.9 million) against US$ 24.2 million (Rs.1,037.2 million) at 13.2% in the previous quarter. Net Income adjusted for Extra Ordinary items at US$ 24.4 million at 13.3% for the quarter.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 43.1 million (Rs.2,001.9 million), cash from operating activities was at US$ 27.1 million (Rs. 1,261.0 million) net of changes in current assets and liabilities of US $ (-) 26.9 million and non cash charges of US$ 10.9 million. These non cash charges comprise of depreciation and amortization including compensation cost of US$ 7.9 million, and other charges US$ 3.0 million.

Net cash from investing activities was US$ 22.4 million (Rs.1,042.2 million) including capital expenditure of US$ 6.0 million (Rs.279.9 million),net proceeds from sale of investments of US$ 28.5 million (Rs. 1,322.1 million)

Net Cash outflow on financing activities was US$ 54.8 million (Rs.2,547.2 million) comprising of payment of buy back of shares of US$ 43.3 million (Rs. 2,012.5 million) and dividend on common shares of US$ 11.4 million (Rs.531.4 million) and US$ 0.1 (Rs.3.2 million) on other financing activities. Net of translations change of $ 31.7 million , over all cash and cash equivalents (including short term investments) were at US$ 278.6 million (Rs.12,938.7 million), compared to US$ 343.9 million (Rs.14,762.8 million) at close of Q2 2008.

Receivables at the end of Q3 2008 were at US$ 137.0 million as compared to US$ 116.5 million at the end of Q2 2008. Number of days outstanding (Including Unbilled) for current quarter were 89 days similar to previous quarter.

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION
For the quarter / period ended

Particulars	Sep 30 2008	Sep 30 2007	Jun 30 2008	2007
Exchange rate$1 = INR	46.45	39.75	42.93	39.41
Revenues	8,522.5	6,735.7	7,837.1	26,125.3
Cost of revenues	5,463.5	4,470.1	5,267.0	17,035.3
Depreciation	202.0	183.6	192.5	702.5
Gross Profit	2,857.0	2,082.0	2,377.5	8,387.5
Sales and marketing expenses	612.0	436.8	593.2	1,805.5
General and administrative expenses	985.9	798.1	852.0	2,776.3
Provision for doubtful debts and advances	29.7	(8.0)	10.0	46.6
Foreign exchange (gain) / loss, net	(54.5)	(296.3)	201.6	(920.3)
Operating income	1,283.9	1,151.4	720.7	4,679.4
Other income / (expense), net	527.9	144.3	486.2	670.9
Income before income taxes	1,811.8	1,295.8	1,206.9	5,350.3
Income taxes	(190.1)	198.0	169.7	858.5
Net income/(loss)	2,001.9	1,097.8	1,037.2	4,491.8
Earning per share
- Basic	14.73	7.91	7.46	32.39
- Diluted	14.73	7.84	7.45	32.18
Weighted average number of common shares used in computing earnings per share
- Basic	135,925,454	138,704,702	139,061,109	138,660,785
- Diluted	135,925,454	139,958,237	139,295,007	139,569,933

Important Notes to this release:

•    Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the third quarter ended September 30, 2008

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 7 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services and insurance (BFSI); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of over 15,000; multiple global delivery centers spread across 11 cities worldwide; 23 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 663 million for the year 2007.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

THIRD QUARTER ENDED SEP 30, 2008

October 23, 2008

NOTES:

•    Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Sep 30, 2008.

•    U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

•    Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Fact Sheet Summary Index

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME – US GAAP (US$ ‘000)

For the quarter / period ended

Particulars	Sep 30 2008	Sep 30 2007	YoY Change %	Jun 30 2008	QoQ Change %	2007	Extra ordinary items Q308**		NON GAAP Q3 2008 (Excluding Extra Ordinary Items)	% to Rev	YoY change %
Revenue	183,477	169,452	8.3%	182,555	0.5%	662,912			183,477		8.3%
Cost of revenues	117,621	112,456	4.6%	122,689	-4.1%	432,259	-2,770	(1)	120,391	65.6%	7.1%
Depreciation	4,349	4,619	-5.8%	4,484	-3.0%	17,826			4,349	2.4%	-5.8%
Gross Profit	61,507	52,377	17.4%	55,382	11.1%	212,827	2,770		58,737	32.0%	12.1%
Sales and marketing expenses	13,176	10,988	19.9%	13,819	-4.7%	45,813			13,176	7.2%	19.9%
General and administrative expenses	21,225	20,078	5.7%	19,847	6.9%	70,447			21,225	11.6%	5.7%
Provision for doubtful debts and advances	639	(201)	-418.1%	232	175.1%	1,182			639	0.3%	-418.1%
Foreign exchange (gain) / loss, net	(1,173)	(7,455)	-84.3%	4,696	-125.0%	(23,351)			(1,173)	-0.6%	-84.3%
Operating income	27,640	28,967	-4.6%	16,788	64.6%	118,736	2,770	(2)	24,870	13.6%	-14.1%
Other income / (expense), net	11,362	3,631	212.9%	11,325	0.3%	17,024	8,264	(3)	3,098	1.7%	-14.7%
Income before income taxes	39,002	32,598	19.6%	28,113	38.7%	135,760	11,034	(4)	27,968	15.2%	-14.2%
Income taxes	(4,093)	4,981	-182.2%	3,954	-203.5%	21,784	-7,654	(5)	3,561	1.9%	-28.5%
Net income/(loss)	43,095	27,617	56.0%	24,159	78.4%	113,976	18,688	(6)	24,407	13.3%	-11.6%
Earning per share
- Basic	$0.32	$0.20	59.2%	$0.17	82.5%	$0.82			$0.18
- Diluted	$0.32	$0.20	60.7%	$0.17	82.8%	$0.82			$0.18
Weighted average number of common shares used in computing earnings per share
- Basic	135,925,454	138,704,702		139,061,109		138,660,785			135,925,454
- Diluted	135,925,454	139,958,237		139,295,007		139,569,933			135,925,454

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in Q3 2008 Gross Profit, Operating Income and Net Income.

(1) – Due to write back of provision for payroll taxes of earlier years

(2) – Impact of 1

(3) – Due to write back of provision for interest/ penalties of earlier years

(4) – Impact of 2 and 3

(5) – Due to write back of provision for income tax of earlier years

(6) – Impact of 4 and 5

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 30-Sep-08	As on 30-Jun-08	As on 30-Sep-07
Assets
Total current assets	475,252	542,088	537,987
Goodwill	67,125	66,683	67,053
Intangible assets, net	28,383	29,642	32,946
Property, plant, and equipment, net	157,483	172,967	166,871
Other assets	38,055	42,892	27,869
Total assets	766,298	854,272	832,726
Liabilities
Total current liabilities	150,773	159,112	172,459
Capital lease obligations excluding current installments	237	298	273
Other liabilities	29,054	50,980	10,331
Total liabilities	180,064	210,390	183,063
Total shareholders’ equity	586,234	643,882	649,663
Total liabilities & shareholders’ equity	766,298	854,272	832,726

A3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Net cash provided by operating activities	27,147	54,956	39,839	111,272
Net cash used in investing activities	22,437	(31,800)	(57,906)	(130,036)
Capital expenditure, net	(6,026)	(13,049)	(34,985)	(61,333)
Investment in securities, net	28,463	(18,751)	(1,668)	(14,774)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	—	—	(21,253)	(53,929)
Net cash provided / (used) in financing activities	(54,837)	(70)	(1,222)	(8,682)
Others	(69)	(74)	(107)	(430)
Common shares issued / (Buy Back)	(43,327)	4	643	3,681
Dividend on common shares	(11,441)	(0)	(1,758)	(11,933)
Net increase / (decrease) in cash and equivalents	(5,253)	23,086	(19,289)	(27,446)
Effect of exchange rate changes on cash and equivalents	(11,122)	(6,959)	2,280	13,562
Cash and equivalents at the beginning of the period	55,111	38,984	61,822	46,510
Cash and equivalents at the end of the period	38,736	55,111	44,813	32,626

B1) AUDITED CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	Sep 30 2008	Sep 30 2007	YoY Change %	Jun 30 2008	QoQ Change %	2007
Sales and service income	7,996,102	6,747,357	18.5%	7,673,051	4.2%	26,911,455
Other income	531,898	343,078	55.0%	233,457	127.8%	1,690,074
Total income	8,528,000	7,090,435	20.3%	7,906,508	7.9%	28,601,529
Staff costs	4,626,485	4,017,333	15.2%	4,488,811	3.1%	15,389,630
Selling, general and administration expenses	2,146,166	1,802,935	19.0%	2,137,597	0.4%	7,220,011
Interest	26,806	39,851	-32.7%	32,410	-17.3%	147,225
Total expenditure	6,799,457	5,860,119	16.0%	6,658,818	2.1%	22,756,866
Net profit before tax and adjustments	1,728,543	1,230,316	40.5%	1,247,690	38.5%	5,844,663
Provision for taxation	(73,738)	236,752	-131.1%	56,420	-230.7%	1,008,401
Profit/(loss) for the year after taxation	1,802,281	993,564	81.4%	1,191,270	51.3%	4,836,262
Profit and loss account, brought forward	16,553,144	13,459,475	23.0%	15,362,059	7.8%	10,646,309
Add: Adjustment on account of Employee Benefits	—	(57,547)		—		(32,606)
Amount available for appropriation	18,355,425	14,395,492	27.5%	16,553,329	10.9%	15,449,964
Proposed dividend on equity shares	—	—		—		418,173
Dividend on equity shares of subsidiary	—			158		—
Dividend tax	—	—		27		83,389
Transfer to general reserve				—		387,518
Profit and loss account, carried forward	18,355,425	14,395,492	27.5%	16,553,144	10.9%	14,560,884
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	13.26	7.16	85.1%	8.57	54.8%	34.88
- Diluted	13.24	7.09	86.9%	8.55	54.8%	34.54
Weighted average number of common shares used in computing earnings per share
- Basic	135,925,454	138,704,702		139,061,109		138,660,785
- Diluted	136,108,038	140,220,477		139,296,098		140,036,922

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	As on 30-Sep-08	As on 30-Jun-08	As on 30-Sep-07
Assets
Current assets, loans and advances	11,556,213	11,262,210	10,294,568
Goodwill	4,825,306	4,553,256	4,324,856
Fixed assets(Net of Depreciation)	9,028,214	9,030,885	8,261,362
Investments	11,113,595	12,368,013	10,946,327
Deferred tax asset, net	634,982	765,339	476,737
Total assets	37,158,310	37,979,703	34,303,850
Liabilities
Current liabilities and provisions	8,197,901	8,855,433	7,379,662
Secured loans	20,771	23,252	21,432
Deferred tax liability, net	129,265	31,477	59,863
Total liabilities	8,347,937	8,910,162	7,460,957
Total shareholders’ equity	28,810,373	29,069,541	26,842,893
Total liabilities& shareholders’ equity	37,158,310	37,979,703	34,303,850

B3) AUDITED CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Cash flows from / (used in) operating activities (A)	903,983	2,247,977	1,454,579	4,119,867

Cash flows used in investing activities (B)	1,125,514	(1,216,196)	(2,213,583)	(4,821,651)

Cash flows from / (used in) from financing activities (C)	(2,466,025)	231	(42,205)	(363,378)

Effect of changes in exchange rates (D)	(115,258)	(225,446)	69,785	290,421

Net decrease in cash and cash equivalents during the period (A+B+C+D)	(551,786)	806,566	(731,424)	(774,741)

Cash and cash equivalents at the beginning of the period	2,370,894	1,564,329	2,517,632	2,060,598

Cash and cash equivalents at the end of the period	1,819,108	2,370,895	1,786,208	1,285,857

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Sep 30 2008	Sep 30 2007	Jun 30 2008	2007
Consolidated net income as per Indian GAAP	1,802,281	993,564	1,191,270	4,836,262
Income taxes	45,517	23,351	(116,804)	65,622
Foreign currency differences	8,040	161,403	2,942	114,235
Employee retirement benefits	(8,896)	14,191	(15,070)	(77,408)
ESOP related Compensation Cost	(42,729)	(51,897)	(40,909)	(192,446)
Amortisation of Intangibles , arising on Business acquisition	(17,614)	(20,200)	(16,729)	(45,926)
Others	(3,463)	(1,277)	914	10,379
Total	(19,145)	125,571	(185,656)	(125,544)

Consolidated net income as per US GAAP	1,783,136	1,119,135	1,005,614	4,710,718

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Sep 30 2008	Sep 30 2007	Jun 30 2008	2007
Exchange rate$1 = INR	46.45	39.75	42.93	39.41
Revenues	8,522,500	6,735,698	7,837,082	26,125,349
Cost of revenues	5,463,483	4,470,113	5,267,018	17,035,344
Depreciation	202,032	183,586	192,514	702,511
Gross Profit	2,856,985	2,081,999	2,377,550	8,387,494
Sales and marketing expenses	612,007	436,793	593,239	1,805,475
General and administrative expenses	985,903	798,084	852,004	2,776,338
Provision for doubtful debts and advances	29,682	(7,986)	9,968	46,573
Foreign exchange (gain) / loss, net	(54,500)	(296,336)	201,589	(920,258)
Operating income	1,283,892	1,151,443	720,750	4,679,366
Other income / (expense), net	527,894	144,335	486,200	670,916
Income before income taxes	1,811,787	1,295,779	1,206,950	5,350,282
Income taxes	(190,136)	198,012	169,700	858,506
Net income/(loss)	2,001,923	1,097,766	1,037,250	4,491,776
Earning per share
- Basic	14.73	7.91	7.46	32.39
- Diluted	14.73	7.84	7.45	32.18
Weighted average number of common shares used in computing earnings per share
- Basic	135,925,454	138,704,702	139,061,109	138,660,785
- Diluted	135,925,454	139,958,237	139,295,007	139,569,933

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Sep-08	As on 30-Jun-08	As on 30-Sep-07
Exchange rate$1 = INR	46.45	42.93	39.75
Assets
Total current assets	22,075,459	23,271,835	21,384,977
Goodwill	3,117,957	2,862,709	2,665,368
Intangible assets, net	1,318,393	1,272,496	1,309,587
Property, plant, and equipment, net	7,315,093	7,425,484	6,633,132
Other assets	1,767,662	1,841,359	1,107,802
Total assets	35,594,564	36,673,883	33,100,866
Liabilities
Total current liabilities	7,003,402	6,830,697	6,855,263
Capital lease obligations excl. installments	11,020	12,774	10,839
Other liabilities	1,349,563	2,188,567	410,641
Total liabilities	8,363,985	9,032,038	7,276,744
Total shareholders’ equity	27,230,579	27,641,845	25,824,123
Total liabilities & shareholders’ equity	35,594,564	36,673,883	33,100,866

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Exchange rate $1 = INR	46.45	42.93	39.75	39.41
Net cash provided by operating activities	1,260,973	2,359,259	1,583,618	4,385,238
Net cash used in investing activities	1,042,203	(1,365,182)	(2,301,768)	(5,124,701)
Capital expenditure, net	(279,897)	(560,189)	(1,390,643)	(2,417,143)
Investment in securities, net	1,322,100	(804,993)	(66,312)	(582,226)
Investment in subsidiary, net of cash acquired	—	—	(844,813)	(2,125,332)
Net cash provided / (used) in financing activities	(2,547,184)	(3,006)	(48,591)	(342,167)
Others	(3,225)	(3,192)	(4,249)	(16,946)
Common shares issued, net of expenses	(2,012,541)	188	25,553	145,074
Dividend on common shares	(531,418)	(1)	(69,895)	(470,295)
Net increase / (decrease) in cash and equivalents	(244,008)	991,071	(766,741)	(1,081,630)
Effect of exchange rate changes on cash and equivalents	(516,610)	(298,763)	90,621	534,461
Cash and equivalents at the beginning of the period	2,559,912	1,673,596	2,457,427	1,832,959
Cash and equivalents at the end of the period	1,799,294	2,365,904	1,781,306	1,285,790

E1) REVENUE ANALYSIS

Revenue By Geographical Segments	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Americas	76.7%	76.1%	79.1%	79.0%
EMEA	17.5%	18.7%	15.8%	16.1%
APAC	5.8%	5.1%	5.1%	4.9%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Insurance	25.1%	23.3%	22.9%	23.6%
Manufacturing	25.5%	24.9%	25.9%	23.7%
Financial Services	12.5%	12.8%	14.2%	14.1%
Communications,Media & Entertainment	12.5%	14.2%	12.1%	13.5%
Growth Industries	9.2%	9.3%	8.4%	8.3%
Product Engineering Services	15.2%	15.6%	16.5%	16.8%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Application Development & Maintenance	64.2%	61.9%	65.0%	64.9%
Package software implementation	15.0%	16.1%	13.5%	13.7%
Product Engineering Services	10.8%	11.4%	11.1%	11.5%
Infrastructure Management Services	4.7%	4.8%	5.4%	5.4%
Business Process Outsourcing	5.2%	5.8%	5.0%	4.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Time and Material	63.2%	65.2%	68.6%	67.6%
Fixed Price (including Fixed Price SLA)	36.8%	34.8%	31.4%	32.4%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulates	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Top client	10.5%	10.4%	12.8%	11.8%
Top 5 Clients	32.9%	31.5%	35.6%	34.8%
Top 10 Clients	45.3%	44.5%	48.5%	47.3%
Client data
No of $1 million clients	91	87	83	84
No of $5 million clients	30	28	32	31
No of $10 million clients	20	18	13	14
No of $50 million clients	2	2	2	2
No of new clients	27	21	31	119
No. of active Clients	332	336	293	318
% of Repeat Business	94.3%	92.0%	92.4%	92.4%

E3) REVENUE MIX AND UTILIZATION

	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Efforts
Onsite	28.2%	29.2%	29.7%	30.4%
Offshore	71.8%	70.8%	70.3%	69.6%

Revenue
Onsite	58.0%	60.2%	61.2%	61.0%
Offshore	42.0%	39.8%	38.8%	39.0%

Utilization	75.0%	72.9%	72.5%	72.4%

E4) EMPLOYEE METRICS

	Sep 30 2008	Jun 30 2008	Sep 30 2007	2007
Total Employees	14,701	15,044	14,290	14,945
Offshore	11,662	11,992	11,323	12,011
Onsite	3,039	3,052	2,967	2,934
Total	14,701	15,044	14,290	14,945

Sales & Support Staff	1,511	1,496	1,422	1,447
Net Additions	(343)	(108)	567	2,141
Attrition (LTM) excluding BPO	20.2%	21.2%	27.6%	25.1%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Sep 30, 2008)

	Operational**		Under Construction/Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,742
Navi Mumbai	267,411	3,185
Airoli	462,845	4,186
Pune	307,950	3,313
Gandhinagar	37,000	350
Noida	573,000	4,890
Hyderabad	148,000	1,218
Bangalore	114,300	1,100
Chennai	115,485	865	133,000	1,230
	2,209,639	20,849	133,000	1,230

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Sep 30 2008	Jun 30 2008	Sep 30 2007
Rupee
Period end rate	46.95	43.02	39.84
Period average rate	44.37	41.94	40.39
Other Currencies (Average Rate)
AUD	0.89	0.94	0.85
EURO	1.51	1.56	1.37
GBP	1.90	1.97	2.02
YEN	0.06	0.01	0.01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 23, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary